Pacific Internet Strengthens Strategies for Growth in India with the Appointment of a New
Managing Director

SINGAPORE, August 14, 2006 — Pacific Internet Limited (“PacNet”) (Nasdaq: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach, today announced the appointment of its new Managing Director for its India operations, in a move that strengthens the Company’s commitment to this growth market.

Mr. Raj Metrani joins Pacific Internet with more than 16 years of experience in the information technology (IT) and Telco industries. His appointment comes at a significant time in PacNet India’s history, as Mr. Raman Palaniappan achieves a successful turn-around of the operation, and CEO Mr. Phey Teck-Moh prepares for a more aggressive push into the market as part of the Company’s five-year strategic business plan.

“Raman’s commitment to strengthening the position of PacNet India in the Indian market was instrumental in laying the foundations for its next phase of growth and we would like to thank him for his past contributions,” said Mr. Phey.

“With Raman’s departure, the time is right to appoint an India-based Managing Director to oversee the national operations and to identify the fastest growth opportunities.”

Before joining PacNet India, Mr. Metrani was Director of Operations for Cable & Wireless India. In this role, he was responsible for the business services team on the sales of managed bandwidth, network integration, call centre solutions, managed network services, remote infrastructure management, security services and audits. During this period, he was responsible for off-shoring four key lines of business from the UK to India, increasing revenue from US$1 million to US$10.8 million in four years.

Prior to his time at Cable & Wireless, Mr. Metrani successfully held key roles in Business Development, Sales, Channel Management and Marketing operations at Motorola and ASCOM.

Mr. Phey said, “PacNet’s India business is founded on providing high-end wide area network (WAN) access technologies to multi-national and national companies.”

“I believe that with his many years of sales and operational experience working for leading players in the market, together with his status as a well-known professional in the field, Raj is the right person to take PacNet India’s operations to new levels of success in this burgeoning technology area,” he said.

Details of Mr Metrani’s biodata are available on PacNet’s Investor Relations website www.pacnet.com/investor

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst
Alan Katz
Cubitt Jacobs & Prosek
Direct: +1-212-279-3115 ext 211
Email: alan@cjpcom.com

Mervin Wang
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: investor@pacific.net.sg